Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: June 8, 2021

Play for FREE . . . Earn for REAL!

# DISCLAIMER

## Disclaimer

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a proposed business combination (the "proposed business combination") between PLAYSTUDIOS, Inc. ("PLAYSTUDIOS" or the "Company") and Acies Acquisition Corp. ("Acies") and related transactions (the "transactions"), and for no other purpose. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will PLAYSTUDIOS, Acies or any of their respective subsidiaries, equityholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither PLAYSTUDIOS nor Acies has independently verified the data obtained from these sources and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of PLAYSTUDIOS or the proposed business combination. You are urged to make your own evaluation of PLAYSTUDIOS and such other investigations as you deem necessary before making an investment or voting decision.

## Forward Looking Statements

This presentation and the related oral commentary include "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition, expectations and timing related to commercial product launches, the potential success of PLAYSTUDIOS' M&A strategy and the integration of those acquisitions, and expectations related to the terms and timing of the transactions. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of PLAYSTUDIOS' and Acies' management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of PLAYSTUDIOS and Acies.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are delayed or not obtained or that the approval of the shareholders of PLAYSTUDIOS or Acies is not obtained; failure to realize the anticipated benefits of the proposed business combination; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the gaming industry; PLAYSTUDIOS' ability to manage its future growth or to develop or acquire new games and make enhancements to its platform; the effects of competition on PLAYSTUDIOS' future business; the amount of redemption requests made by Acies' public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction and identify and realize additional opportunities; failure to realize anticipated benefits of the transaction or to realize estimated forecasts and projections; or other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement/prospectus discussed below relating to the proposed business combination, including those under "Risk Factors" therein, and in Acies' other filings with the SEC. The foregoing list of factors is not exclusive, and readers should also refer to those risks that will be included under the header "Risk Factors" in the registration statement on Form S-4 filed by Acies with the SEC (File No. 333-253135) and those included under the header "Risk Factors" in Acies' Annual Report on Form 10-K for the year ended December 31,2021, as amended. You are cautioned not to place undue reliance upon any forward-looking statements in this presentation, which speak only as of the date made. PLAYSTUDIOS and Acies do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this presentation to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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# DISCLAIMER (CONTINUED)

**Use of Projections**

This presentation contains projected financial information with respect to PLAYSTUDIOS, including revenue, cost of sales, user acquisition costs, other expenses and Adjusted EBITDA. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See "Forward-Looking Statements" above. Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of PLAYSTUDIOS or Acies audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation.

**Financial Information; Non-GAAP Financial Measures**

The financial information and data contained in this presentation is unaudited and does not conform to the requirements of Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement or prospectus filed by Acies with the SEC. Some of the financial information and data contained in this presentation, such as Adjusted EBITDA (AEBITDA), have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Adjusted EBITDA is defined as net income before interest, income taxes, depreciation and amortization and before costs capitalized for internal-use software projects, restructuring (consisting primarily of severance and other restructuring related costs), stock-based compensation expense, and other income and expense items (including unusual items, foreign currency gains and losses, and other non-cash items). PLAYSTUDIOS and Acies believe that the use of Adjusted EBITDA provides an additional tool to assess operational performance and trends in, and in comparing PLAYSTUDIOS' financial measures with, other similar companies, many of which present similar non-GAAP financial measures to investors. PLAYSTUDIOS' non-GAAP financial measures may be different from non-GAAP financial measures used by other companies. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA is that it excludes significant expenses and income that are required by GAAP to be recorded in PLAYSTUDIOS' financial statements. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliations that have not yet occurred, are out of PLAYSTUDIOS' control or cannot be reasonably predicted. For the same reasons, PLAYSTUDIOS is unable to provide probable significance of the unavailable information, which could be material to future results. Because of the limitations of non-GAAP financial measures, you should consider the non-GAAP financial measures presented in this presentation in conjunction with PLAYSTUDIOS' audited financial statements and the related notes thereto.

**No Offer or Solicitation**

This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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# DISCLAIMER (CONTINUED)

**Additional Information**

In connection with the proposed business combination, Acies has filed, and the Securities and Exchange Commission (the "SEC") has declared effective, a registration statement on Form S-4 (File No. 333-253135) with the Securities and Exchange Commission (the "SEC"), which includes a proxy statement/prospectus and has been distributed to holders of Acies' ordinary shares in connection with its solicitation of proxies for the vote by Acies' shareholders with respect to the proposed business combination and other matters described therein. The proxy statement/prospecuts does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Acies' shareholders, the Company's stockholders and other interested persons are advised to read the proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials contain important information about the Company, Acies and the business combination. Acies' shareholders and the Company's stockholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**Participants in the Solicitation**

Acies and PLAYSTUDIOS and their respective directors and officers may be deemed participants in the solicitation of proxies of Acies' shareholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

**Trademarks**

This presentation contains trademarks, service marks, trade names and copyrights of Acies, PLAYSTUDIOS and other companies, which are the property of their respective owners.

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Robust Pipeline of New Games Founder - led Industry - leading Talent Massive Market Opportunity Compelling Library of Games Proven record of efficient capital allocation Proprietary Loyalty Platform Global Network of Award Partners Dedicated Network of Players $105M ‘22 AEBITDA 3.7M MAU 46% ’19 - ’22 AEBITDA CAGR 56 MINUTES PLAY/DAY $435M ‘22 REVENUE +100M DOWNLOADS LTD ‘MYPS’ SNAPSHOT

# TRANSACTION HIGHLIGHTS

Public listing positions MYPS for growth

## Highly Attractive Business Fundamentals

- ✓ Enormous, high growth TAM
- ✓ Differentiated, proven, business model
  - Loyalty engenders player engagement, retention and monetization
  - Platform characteristics
- ✓ Strong historical growth (revenues, KPI's)
- ✓ Multiple growth drivers
  - Continued optimization of existing games
  - Launch new games in adjacent genres
  - Margin normalization
  - M&A
- ✓ Acies adds tangible value in transition to public domain, M&A growth, capital structure optimization and new partner access
- ✓ Highly attractive valuation entry point
- ✓ Acies knows and trusts management team through long-standing relationship

## Transaction Structured to Generate Shareholder Value

### ALIGNED INCENTIVES

- Substantial equity rolled by PS shareholders (85% equity / 15% cash)
- Lock-ups for PlayStudios' shareholders and Acies Founders
- Earn-out tied to stock price appreciation

### TRANSACTION CERTAINTY

- Upsized PIPE from $200MM to $250MM
- Commitment for $20M of offering from MGM Resorts (key strategic partner)
- Oversubscribed commitments from Tier-I institutional investors

BlackRock | ClearBridge | NEUBERGER BERMAN | MGM RESORTS

### ATTRACTIVE VALUATION


16.6x
14.9x
12.2x
10.5x
9.6x
Zynga
Gaming Peers Avg.
Playtika
PlayStudios
SciPlay

### CAPITAL STRUCTURE TO READILY FUND GROWTH

- No outstanding debt
- $285MM cash on BS (per S-4; 1Q21-PF; assumes full Trust rollover)

1. Market data as of 6/1/21

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$0.0B $20.0B $40.0B $60.0B $80.0B $100.0B $120.0B $140.0B $160.0B $180.0B 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Music Movies Book Publishing Gaming MASSIVE MARKET Gaming has eclipsed music, movies, and books. 2020 TAM (2009 - 2020 CAGR) Music $21.6B 3% Movies $12.4B (8%) Books $85.9B (1%) Gaming $174.9B 11% 37% Mobile Gaming $86.3B

DIFFERENTIATED & PROVEN MODEL The Loyalty Lift - Loyalty mechanics drive lasting engagement. Incremental Impact of Loyalty Program Cross - Promotion Organic Lift Deeper Engagement Development Launch Growth Maturity Contraction The industry’s only company offering free - to - play games with real - world rewards

LOYALTY PROGRAMS WORK More consumer engagement with brands offering loyalty programs. Hotel Grocery Retail Theaters Dining Airline Car Coffee Gas Credit Card Loyalty programs have been broadly adopted across most consumer industries. 8% 7

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0 1 2 3 4 5 6 7 8 9 10 11 12 No Store Viewer Store Viewer w/o Purchase Purchase w/o Redemption Redeemer OUR LOYALTY PROGRAM WORKS playAWARDS drives increased retention, engagement and monetization. Engagement Retention 10X Retention lift for Redeemers vs No - Store Viewers 4X Spending lift for Redeemers vs No - Store Viewers Minutes per Day Sessions per Day Month over Month % Monetization Annual Spend 3X Engagement lift for Redeemers vs No - Store Viewers

THE VIRTUOUS CYCLE More people in - game means more people can be reached by our partners. More Players More people in the apps that can be activated on behalf of our partners. More Customers With better reach and the ability to drive more traffic, more partners join the network. More Partners Better value proposition for the players - more awards available. More Awards The Business Impact.

$- $100,000,000 $200,000,000 $300,000,000 $400,000,000 $500,000,000 $600,000,000 - 2,000,000 4,000,000 6,000,000 8,000,000 10,000,000 12,000,000 2012 2013 2014 2015 2016 2017 2018 2019 2020 Cumulative Rewards Purchased Cumulative Retail Value Purchased THE PROGRAM SCALE Players have purchased over 10,000,000 rewards with a retail value of nearly $500M Reward Purchase Activity Retail Value of Rewards Purchased Rewards Purchased

A GLOBAL COMPANY BURLINGAME LAS VEGAS AUSTIN BELGRADE TEL AVIV HONG KONG SINGAPORE STUDIOS 6 PLAYMAKERS 385 We’ve built a collection of integrated game studios.

A FAMILY OF TOP - RANKED GAMES We’ve developed a portfolio of award - winning games. Just Launched

A GLOBAL NETWORK OF AWARD PARTNERS A diverse and expanding collection of leisure partners. 21 Outlets 26 Outlets 18 Outlets 126 Outlets 54 Outlets 11 Outlets 14 Outlets 8 Outlets Bars/Lounges Dining Hotels Cruises Shows/Theater Amusements Retail Other 11,100,000+ rewards valued at ~ $500 million purchased to date.

A VALUABLE & LOYAL AUDIENCE We’ve amassed a compelling community of players. 55% Female 45% Male Average Income $80K Average Age 42 3.7 Million MAU Minutes/Day 56 1.9 Million Reward Purchasers Sessions/Day 3.5 11.1 Million Rewards Purchased

A PROVEN MODEL The Loyalty Lift – Enhanced ability to scale, engage, and monetize players. Creative Challenge We have proven talent. Discovery Challenge We have cross promo apps & partners, brand reputation, a loyal player base. Development Launch Growth Maturity Contraction Scale Challenge We have rewards and additional channels, including partner promos. Engagement Challenge We have operating discipline and proven Loyalty mechanics. Retention Challenge We have a collection of unique offerings that alter the end - of - life trajectory.

A NEXT - LEVEL OPPORTUNITY $5.5 Billion CASINO $30.3 Billion RPG & STRATEGY $8.3 Billion BRAIN & PUZZLE $15.0 Billion ARCADE & ACTION $12.4 Billion ADVENTURE & SIM We’re applying our proven model to complementary genres. Casino genre embodies the simplicity and nuance of casual games and the monetization sophistication of core games.

GROWTH STRATEGY Apply our proven framework and enhance our commercial model. OPTIMIZE . . . Our existing franchises – continue to run our core products. EXPAND . . . Our portfolio – build, launch, and scale new games across other genres. ACQUIRE . . . Games & expand our network – adding proven apps and their players. DIVERSIFY . . . Our business model – focusing on Ad Monetization, Player Commerce, and Loyalty - as - a - Service

OPTIMIZE Continue to grow existing portfolio. 33 31 36 Q1 2020 Q4 2020 Q1 2021 DPU (thousands) % YoY (8%) +9% $0.40 $0.55 $0.65 Q1 2020 Q4 2020 Q1 2021 ARPDAU +38% +63% % YoY $58 $64 $74 Q1 2020 Q4 2020 Q1 2021 REVENUE ($ millions) +13% +27% % YoY Achieve continued GROWTH by innovating and optimizing playAWARDS, live operations, offer strategies and user acquisition

Launched - March 21st

# EXPAND

## Enter the Bingo Casual Category – myVEGAS Bingo

### Competition



DAU – 900K
REV. - $417M


BLAST INTO BIG WINS!

DAU - 190K
REV. - $57M


EASY & FUN BINGO GAME

DAU - 281K
REV. - $46M



DAU - 133K
REV. - $42M

### Market Opportunity

- YoY Growth – 57%
- '20 Downloads – 52M
- Limited Creative Differentiation

### Key Features

- Real Las Vegas Branded Bingo Rooms
- Casino-Specific Powerups
- Club & Group Social Bingo
- Collectibles
- Vanity Items and Badges
- playAWARDS Loyalty Integration

### playAWARDS Offering

- Cruises
- Hotels & Resorts
- Concerts & Shows
- Restaurants

### myVEGAS Bingo


BINGO!


POWERUPS

Casino-Specific Power-ups



3D Strip Room Progression

Source: For market and competitive metrics - Sensor Tower Gross Revenue and average DAU as of Q1'21; For Bingo Bliitz - Playtika S-1 filing, LTM as of Q3 2020

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Launching Fall '21

# EXPAND

## Enter the RPG Category – Kingdom Boss

### Competition


AFK ARENA

DAU – 1.2M
REV. – $454M

### Market Opportunity

- Among top growth categories
- Market – $6.8B
- LTM Growth – 32%
- ‘20 Downloads – 317M

### Key Features

- AAA Western Fantasy
- Deep Roster of Heroes & Enemies
- Guilds & Competitions
- Narrative Campaigns with Epic Battles
- 3D Combat
- Social End-game
- Rich Replay
- playAWARDS Loyalty Integration

### playAWARDS Offering

- Amusement & Theme Parks
- Sports Events
- eSPORTS Events
- Concerts & Festivals
- Regional Attractions

### Kingdom Boss





Upgradable Heroes



Idle Kingdom

Source: For market and competitive metrics - Sensor Tower Squad RPG Gross Revenue and average DAU TTM as of Q1'21.

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ACQUIRE Inorganic Growth - Leverage playAWARDS to drive synergies, growth and attractive ROIC. Network Effect of Shared Loyalty Performance Optimization Valuation Arbitrage

RECAP Demonstrated results along with a clear and actionable plan. $58 $64 $74 Q1 2020 Q4 2020 Q1 2021 33 31 36 Q1 2020 Q4 2020 Q1 2021 $0.40 $0.55 $0.65 Q1 2020 Q4 2020 Q1 2021 DPU (thousands) ARPDAU REVENUE ($ millions) % YoY (8%) +9% +38% +63% +13% +27% % YoY % YoY 1Q - 2021 2Q - 2021 2021 I 2022 Launched myVEGAS Bingo Extended playAWARDS Partnerships Focused on core portfolio game momentum Scale Bingo and launch Kingdom Boss Broaden composition of playAWARDS benefits Advance strategic discussions and M&A opportunities Scale new sources of revenue Outstanding Financial Performance Delivering on Growth Plan Key Initiatives Underway

SUMMARY Clear and actionable plan to achieve business results. Loyalty Lift 10% Market Growth Network Cross - Marketing Bingo Category 300K DAU $0.40 ARPDAU Idle RPG Category 375K DAU $0.50 ARPDAU $270M $435M 2020E Revenue 2022E Base Forecast M&A New Game Genres Player Networks $45M $45M $60M EXPAND OPTIMIZE Other Ad Monetization Player Commerce $15M ACQUIRE I DIVERSIFY myVIP New Genres LAAS M&A LAAS Loyalty - as - a - Service

FINANCIAL OVERVIEW Sustained and projected top and bottom - line growth. Forecasted Margin 2025 30%+

Originated Content Gambling IP Group Play I Social 'Other’ Casino RPG POP! slots myVEGAS mobile myVEGAS web myKONAMI slots Marketplace playAWARDS Rewards Partners Consumers Game Developers Bingo myVEGAS blackjack myVEGAS bingo Kingdom Boss SUMMARY Evergreen Franchises Devoted Players One - of - a - Kind Loyalty Proposition Growth Potential Unique and Compelling Loyalty Platform and Game Portfolio

APPENDIX

M 50 M 100 M 150 M 200 M 250 M 300 M 350 M 400 M 450 M 500 M 2017 2018 2019 2020 2021 2022 13% 22% 33% 21% 22% REVENUE Revenue Sustained and projected revenue growth.

2020 - 2022 AEBITDA and Margins Impacted by extraordinary development and User Acquisition expenses related to new game launches. AEBITDA Proven profitability with clear path to margin growth. 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% $ M $10 M $20 M $30 M $40 M $50 M $60 M $70 M $80 M $90 M $100 M 2017 2018 2019 2020 2021 2022 AEBITDA Margin Normalized Normalized Forecasted Margin 2025 30%+

AEBITDA MARGIN 21% 25% 30% 36% 35% 32% 32% 25% LTM EBITDA Margin % as of September 30, 2020 1 Median: 32% (Excl. PLAYSTUDIOS) Playtika 4 2, 3 2025E Forecasted 2 2 2, 5 PLAYSTUDIOS PLAYSTUDIOS Double Down Interactive Aristocrat SciPlay Zynga 2022E Forecast PLAYSTUDIOS 2023E Forecast Future Target In Line with Our Peers Forecasted Margin 2025 30%+

27% 19% 15% 9% 5% PlayStudios Zynga Gaming Peers Avg. Playtika SciPlay 35% 20% 16% 6% 4% PlayStudios Zynga Gaming Peers Avg. Playtika SciPlay COMPELLING GROWTH Powerful growth trajectory 2020 – 2022E Revenue CAGR 2020 – 2022E AEBITDA CAGR 1 2

2.2x 2.0x 1.2x 0.8x 0.3x SciPlay Playtika Gaming Peers Avg. Zynga PlayStudios 16.6x 14.9x 12.2x 10.5x 9.6x Zynga Gaming Peers Avg. Playtika PlayStudios SciPlay 4.6x 4.5x 4.1x 3.1x 2.5x Playtika Gaming Peers Avg. Zynga SciPlay PlayStudios COMPELLING VALUATION PLAYSTUDIOS multiples Implied based on EV of $1,102M EV/2022E Revenue EV/2022E AEBITDA EV/2022E AEBITDA (Growth Adjusted) 1 1 2 1